Exhibit 99.1

FF301 Page 1 of 10 v 1.2.1 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 31 July 2026 Status: Resubmission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: NetEase, Inc. Date Submitted: 10 August 2026 I. Movements in Authorised / Registered Share Capital 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 09999 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 1,000,300,000,000 USD 0.0001 USD 100,030,000 Increase / decrease (-) USD Balance at close of the month 1,000,300,000,000 USD 0.0001 USD 100,030,000 Total authorised/registered share capital at the end of the month: USD 100,030,000

FF301 Page 2 of 10 v 1.2.1 II. Movements in Issued Shares and/or Treasury Shares and Public Float Sufficiency Confirmation 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 09999 Description Number of issued shares (excluding treasury shares) Number of treasury shares Total number of issued shares Balance at close of preceding month 3,201,250,981 10,804,675 3,212,055,656 Increase / decrease (-) 0 0 Balance at close of the month 3,201,250,981 10,804,675 3,212,055,656 Public float sufficiency confirmation (Note 4) Pursuant to Main Board Rule 13.32D(1) or 19A.28D(1) / GEM Rule 17.37D(1) or 25.21D(1), we hereby confirm that, in relation to the class of shares as set out above, as at the close of the month: ✔ the applicable public float requirement (see below) has been complied with the applicable public float requirement (see below) has not been complied with The applicable minimum public float requirement for the class of shares as set out above pursuant to Main Board Rule 13.32B or 19A.28B / GEM Rule 17.37B or 25.21B (as the case may be) is: Applicable public float threshold Initial Prescribed Threshold - 25% of the total number of issued shares in the class to which the listed shares belong (excluding treasury shares) Additional information Remarks: (i) The balance of ordinary shares excludes 7,508,925 ordinary shares issued and reserved for future delivery upon the exercise or vesting of awards granted under the Company’s share incentive plans. (ii) The treasury shares refer to ordinary shares underlying the Company's treasury ADSs.

FF301 Page 3 of 10 v 1.2.1 III. Details of Movements in Issued Shares and/or Treasury Shares (A). Share Options (under Share Option Schemes of the Issuer) Not applicable

FF301 Page 4 of 10 v 1.2.1 (B). Warrants to Issue Shares of the Issuer Not applicable

FF301 Page 5 of 10 v 1.2.1 (C). Convertibles (i.e. Convertible into Shares of the Issuer) Not applicable

FF301 Page 6 of 10 v 1.2.1 (D). Any other Agreements or Arrangements to Issue Shares of the Issuer, including Options (other than Share Option Schemes) 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 09999 Description Description of other agreements or arrangements General Meeting approval date (if applicable) Number of new shares issued during the month pursuant thereto (D1) Number of treasury shares transferred out of treasury during the month pursuant thereto (D2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month 1). Restricted share units granted under Amended and Restated 2019 Share Incentive Plan 0 0 43,142,605 2). Restricted share units granted under Second Amended and Restated 2019 Share Incentive Plan 0 0 0 Increase in issued shares (excluding treasury shares): 0 Ordinary shares (DD1) Decrease in treasury shares: 0 Ordinary shares (DD2) Remarks: (i) The Company's 2019 restricted share unit plan was first adopted in October 2019, and was amended and renamed as the “Amended and Restated 2019 Share Incentive Plan” with effect from 22 February 2023. On 23 June 2026, the shareholders of the Company approved the adoption of the Second Amended and Restated 2019 Share Incentive Plan which became effective on 30 June 2026 (being the date on which the Company’s primary listing on the Hong Kong Stock Exchange became effective). Any outstanding awards granted under the Amended and Restated 2019 Share Incentive Plan prior to the adoption date of the Second Amended and Restated 2019 Share Incentive Plan shall continue to be valid and exercisable and/or remain to be vested in accordance with the terms of the grant and the Amended and Restated 2019 Share Incentive Plan. For details, please refer to the Company's circular dated 18 May 2026. (ii) During the month ended 31 July 2026, 461,460 restricted share units granted under the Amended and Restated 2019 Share Incentive Plan had been cancelled.

FF301 Page 7 of 10 v 1.2.1 (E). Other Movements in Issued Shares and/or Treasury Shares Not applicable Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1): 0 Ordinary shares Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2): 0 Ordinary shares

FF301 Page 8 of 10 v 1.2.1 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 Page 9 of 10 v 1.2.1 V. Confirmations Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued, or the treasury shares sold or transferred by the issuer during the month as set out in Parts III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable: (Note 5) (i) all money due to the listed issuer in respect of the issue of securities, or sale or transfer of treasury shares has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 6); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Submitted by: Li Ching Man Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)

FF301 Page 10 of 10 v 1.2.1 Notes 1. The Exchange refers to The Stock Exchange of Hong Kong Limited. 2. In the case of repurchase of shares (shares repurchased and cancelled) and redemption of shares (shares redeemed and cancelled), "date of event" should be construed as "cancellation date". In the case of repurchase of shares (shares held as treasury shares), "date of event" should be construed as "date on which shares were repurchased and held by the issuer in treasury". 3. The information is required in the case of repurchase of shares (shares repurchased for cancellation but not yet cancelled) and redemption of shares (shares redeemed but not yet cancelled). Please state the number of shares repurchased or redeemed during the month or in preceding month(s) but pending cancellation as at close of the month as a negative number. 4. "Initial Prescribed Threshold”, "Alternative Threshold” and "market value" have the meanings ascribed thereto under Main Board Rule 13.32A or 19A.28A / GEM Rule 17.37A or 25.21A. See also Main Board Rule 13.32D(4) or 19A.28D(4) / GEM Rule 17.37D(4) or 25.21D(4) on the basis of the public float disclosure. 5. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, or the treasury shares sold or transferred, no further confirmation is required to be made in this return. 6. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; ． they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.